FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January 2006

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

Business House F, Level 2
RBS, Gogarburn, P O Box 1000
Edinburgh EH12 1HQ, DEPOT CODE: 045

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements, in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K: ________

Enclosures:	1.	Investment in Bank of China announcement made on 3 January 2006
	2.	Publication of Prospectus announcement made on 6 January 2006
	3.	Publication of Prospectus announcement made on 6 January 2006
	4.	Director/PDMR Shareholding announcement made on 10 January 2006
	5.	Holding(s) in Company announcement made on 11 January 2006
	6.	Final Terms for MTN Programme announcement made on 16 January 2006
	7.	Rule 8.3-London Stock Exchange announcement made on 19 January 2006
	8.	Supplementary Prospectus announcement made on 19 January 2006
	9.	Rule 8.3-London Stock Exchange announcement made on 20 January 2006
	10.	Final Terms announcement made on 20 January 2006
	11.	Rule 8.3-London Stock Exchange announcement made on 23 January 2006
	12.	FRN Final Terms announcement made on 26 January 2006

Enclosure No. 1

THE ROYAL BANK OF SCOTLAND GROUP plc ("RBS") COMPLETES INVESTMENT IN BANK OF CHINA

Following receipt of all required regulatory approvals, the consortium led by RBS which agreed in August to acquire a 10 per cent strategic shareholding in Bank of China Limited has completed the investment.

30 December 2005

For further Information Contact:

Carolyn McAdam Tel: 07796 274968

Enclosure No. 2

Publication of Supplementary Prospectus

The following supplementary prospectus has been approved by the UK Listing Authority and is available for viewing:

Supplementary Prospectus for The Royal Bank of Scotland Group plc / The Royal Bank of Scotland plc £35,000,000,000 Euro Medium Term Note Programme

To view the full document, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/6136w_-2006-1-6.pdf

A copy of the Supplementary Prospectus is also available to the public for inspection at the UK Listing Authority's Document Viewing Facility, 25 The North Colonnade, Canary Wharf, London E14 5HS.

For further information, please contact:

Ron Huggett

Director, Capital Management

The Royal Bank of Scotland Group plc

5th Floor

280 Bishopsgate

London EC2M 4RB

TEL: 020 7085 4925

FAX: 020 7293 9966

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Supplementary Prospectus (and the Prospectus to which it relates) may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus and the Supplementary Prospectus is not addressed. Prior to relying on the information contained in the Prospectus and the Supplementary Prospectus, you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

Enclosure No. 3

Publication of Supplementary Offering Memorandum

The following supplementary offering memorandum has been approved by the UK Listing Authority and is available for viewing:

Supplementary Offering Memorandum for The Royal Bank of Scotland Group plc / The Royal Bank of Scotland plc $20,000,000,000 Medium-Term Note Program

To view the full document, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/6134w_-2006-1-6.pdf

A copy of the Supplementary Offering Memorandum is also available to the public for inspection at the UK Listing Authority's Document Viewing Facility, 25 The North Colonnade, Canary Wharf, London E14 5HS.

For further information, please contact:

Ron Huggett

Director, Capital Management

The Royal Bank of Scotland Group plc

5th Floor

280 Bishopsgate

London EC2M 4RB

TEL: 020 7085 4925

FAX: 020 7293 9966

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Supplementary Offering Memorandum (and the Offering Memorandum to which it relates) may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Offering Memorandum) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Offering Memorandum and the Supplementary Offering Memorandum is not addressed. Prior to relying on the information contained in the Offering Memorandum and the Supplementary Offering Memorandum, you must ascertain from the Offering Memorandum whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

Enclosure No. 4

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

The Royal Bank of Scotland Group plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

iii

3. Name of person discharging managerial responsibilities/director

Sir Fred Goodwin

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of £0.25

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

The Royal Bank of Scotland plc Trustee Account BAYE and Profit Sharing

8 State the nature of the transaction

Participation in The Royal Bank of Scotland Group plc Share Incentive Plan

9. Number of shares, debentures or financial instruments relating to shares acquired

7

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

-

11. Number of shares, debentures or financial instruments relating to shares disposed

-

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-

13. Price per share or value of transaction

£17.96

14. Date and place of transaction

9 January 2006

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

66,769

16. Date issuer informed of transaction

9 January 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

-

18. Period during which or date on which it can be exercised

-

19. Total amount paid (if any) for grant of the option

-

20. Description of shares or debentures involved (class and number)

-

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

-

22. Total number of shares or debentures over which options held following notification

-

23. Any additional information

-

24. Name of contact and telephone number for queries

Hew Campbell, Head of Group Secretariat

0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Hew Campbell, Head of Group Secretariat

Date of notification

10 January 2006

----------------------------------------------------------------------------------------------------------------------------

1. Name of the issuer

The Royal Bank of Scotland Group plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

i

3. Name of person discharging managerial responsibilities/director

Miller Roy McLean

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of £0.25

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

The Royal Bank of Scotland plc Trustee Account BAYE and Profit Sharing

8 State the nature of the transaction

Participation in The Royal Bank of Scotland Group plc Share Incentive Plan

9. Number of shares, debentures or financial instruments relating to shares acquired

7

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

-

11. Number of shares, debentures or financial instruments relating to shares disposed

-

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-

13. Price per share or value of transaction

£17.96

14. Date and place of transaction

9 January 2006

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

156,838

16. Date issuer informed of transaction

9 January 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

-

18. Period during which or date on which it can be exercised

-

19. Total amount paid (if any) for grant of the option

-

20. Description of shares or debentures involved (class and number)

-

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

-

22. Total number of shares or debentures over which options held following notification

-

23. Any additional information

-

24. Name of contact and telephone number for queries

Hew Campbell, Head of Group Secretariat

0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Hew Campbell, Head of Group Secretariat

Date of notification

10 January 2006

----------------------------------------------------------------------------------------------------------------------------

1. Name of the issuer

The Royal Bank of Scotland Group plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

i

3. Name of person discharging managerial responsibilities/director

Brian John Crowe

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of £0.25

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

The Royal Bank of Scotland plc Trustee Account BAYE and Profit Sharing

8 State the nature of the transaction

Participation in The Royal Bank of Scotland Group plc Share Incentive Plan

9. Number of shares, debentures or financial instruments relating to shares acquired

7

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

-

11. Number of shares, debentures or financial instruments relating to shares disposed

-

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-

13. Price per share or value of transaction

£17.69

14. Date and place of transaction

9 January 2006

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

165,060

16. Date issuer informed of transaction

9 January 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

-

18. Period during which or date on which it can be exercised

-

19. Total amount paid (if any) for grant of the option

-

20. Description of shares or debentures involved (class and number)

-

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

-

22. Total number of shares or debentures over which options held following notification

-

23. Any additional information

-

24. Name of contact and telephone number for queries

Hew Campbell, Head of Group Secretariat

0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Hew Campbell, Head of Group Secretariat

Date of notification

10 January 2006

----------------------------------------------------------------------------------------------------------------------------

1. Name of the issuer

The Royal Bank of Scotland Group plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

i

3. Name of person discharging managerial responsibilities/director

William Dickson

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of £0.25

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

The Royal Bank of Scotland plc Trustee Account BAYE and Profit Sharing

8 State the nature of the transaction

Participation in The Royal Bank of Scotland Group plc Share Incentive Plan

9. Number of shares, debentures or financial instruments relating to shares acquired

7

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

-

11. Number of shares, debentures or financial instruments relating to shares disposed

-

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-

13. Price per share or value of transaction

£17.96

14. Date and place of transaction

9 January 2006

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

1,955

16. Date issuer informed of transaction

9 January 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

-

18. Period during which or date on which it can be exercised

-

19. Total amount paid (if any) for grant of the option

-

20. Description of shares or debentures involved (class and number)

-

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

-

22. Total number of shares or debentures over which options held following notification

-

23. Any additional information

-

24. Name of contact and telephone number for queries

Hew Campbell, Head of Group Secretariat

0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Hew Campbell, Head of Group Secretariat

Date of notification

10 January 2006

----------------------------------------------------------------------------------------------------------------------------

1. Name of the issuer

The Royal Bank of Scotland Group plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

i

3. Name of person discharging managerial responsibilities/director

Mark Andrew Fisher

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of £0.25

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

The Royal Bank of Scotland plc Trustee Account BAYE and Profit Sharing

8 State the nature of the transaction

Participation in The Royal Bank of Scotland Group plc Share Incentive Plan

9. Number of shares, debentures or financial instruments relating to shares acquired

7

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

-

11. Number of shares, debentures or financial instruments relating to shares disposed

-

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-

13. Price per share or value of transaction

£17.96

14. Date and place of transaction

9 January 2006

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

3,910

16. Date issuer informed of transaction

9 January 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

-

18. Period during which or date on which it can be exercised

-

19. Total amount paid (if any) for grant of the option

-

20. Description of shares or debentures involved (class and number)

-

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

-

22. Total number of shares or debentures over which options held following notification

-

23. Any additional information

-

24. Name of contact and telephone number for queries

Hew Campbell, Head of Group Secretariat

0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Hew Campbell, Head of Group Secretariat

Date of notification

10 January 2006

----------------------------------------------------------------------------------------------------------------------------

1. Name of the issuer

The Royal Bank of Scotland Group plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

i

3. Name of person discharging managerial responsibilities/director

Neil James Roden

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of £0.25

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

The Royal Bank of Scotland plc Trustee Account BAYE and Profit Sharing

8 State the nature of the transaction

Participation in The Royal Bank of Scotland Group plc Share Incentive Plan

9. Number of shares, debentures or financial instruments relating to shares acquired

7

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

-

11. Number of shares, debentures or financial instruments relating to shares disposed

-

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-

13. Price per share or value of transaction

£17.96

14. Date and place of transaction

9 January 2006

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

10,771

16. Date issuer informed of transaction

9 January 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

-

18. Period during which or date on which it can be exercised

-

19. Total amount paid (if any) for grant of the option

-

20. Description of shares or debentures involved (class and number)

-

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

-

22. Total number of shares or debentures over which options held following notification

-

23. Any additional information

-

24. Name of contact and telephone number for queries

Hew Campbell, Head of Group Secretariat

0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Hew Campbell, Head of Group Secretariat

Date of notification

10 January 2006

----------------------------------------------------------------------------------------------------------------------------

1. Name of the issuer

The Royal Bank of Scotland Group plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

i

3. Name of person discharging managerial responsibilities/director

Christopher Paul Sullivan

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of £0.25

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

The Royal Bank of Scotland plc Trustee Account BAYE and Profit Sharing

8 State the nature of the transaction

Participation in The Royal Bank of Scotland Group plc Share Incentive Plan

9. Number of shares, debentures or financial instruments relating to shares acquired

7

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

-

11. Number of shares, debentures or financial instruments relating to shares disposed

-

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-

13. Price per share or value of transaction

£17.96

14. Date and place of transaction

9 January 2006

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

10,361

16. Date issuer informed of transaction

9 January 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

-

18. Period during which or date on which it can be exercised

-

19. Total amount paid (if any) for grant of the option

-

20. Description of shares or debentures involved (class and number)

-

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

-

22. Total number of shares or debentures over which options held following notification

-

23. Any additional information

-

24. Name of contact and telephone number for queries

Hew Campbell, Head of Group Secretariat

0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Hew Campbell, Head of Group Secretariat

Date of notification

10 January 2006

Enclosure No. 5

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

The Royal Bank of Scotland Group plc

2. Name of shareholder having a major interest

Barclays PLC

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Barclays PLC

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Barclays PLC

5. Number of shares / amount of stock acquired

-

6. Percentage of issued class

-

7. Number of shares / amount of stock disposed

-

8. Percentage of issued class

-

9. Class of security

Ordinary Shares of 25p each

10. Date of transaction

5 January 2006

 11. Date company informed

10 January 2006

12. Total holding following this notification

126,816,644

13. Total percentage holding of issued class following this notification

3.97%

14. Any additional information

-

15. Name of contact and telephone number for queries

Hew Campbell, Head of Group Secretariat, Telephone 0131 626 4099

16. Name and signature of authorised company official responsible for making this notification

Hew Campbell, Head of Group Secretariat, Telephone 0131 626 4099

Date of notification

11 January 2006

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

Enclosure No. 6

Publication of Final Terms

The following Final Terms are available for viewing:

Final Terms for The Royal Bank of Scotland plc's GBP1,000,000,000 Senior Floating Rate Notes due January 2009 (the "Notes") issued under its £35,000,000,000 Medium-Term Note Programme (the "Programme")

The Final Terms contain the final terms of the Notes and must be read in conjunction with the Prospectus dated 12 August 2005 and the supplemental Prospectuses dated 30 September 2005 and 6 January 2006 respectively (together, the "Prospectus") relating to the Programme, which constitutes a base prospectus for the purposes of the Prospectus Directive.

To view the full document, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/0016x_-2006-1-16.pdf

A copy of the Final Terms and the Prospectus to which they relate are also available to the public for inspection at the UK Listing Authority's Document Viewing Facility, 25 The North Colonnade, Canary Wharf, London E14 5HS.

For further information, please contact:

Ron Huggett
Director, Capital Management
The Royal Bank of Scotland Group plc
5th Floor
280 Bishopsgate
London EC2M 4RB

TEL: 020 7085 4925
FAX: 020 7293 9966

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Final Terms (when read together with the information in the Prospectus) may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Final Terms and the Prospectus is not addressed. Prior to relying on the information contained in the Final Terms and the Prospectus, you must ascertain from the Prospectus whether or not you are one of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

Enclosure No. 7

                                                  FORM 8.3
                               DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
                                         (Rule 8.3 of the City Code on Takeovers and Mergers)
1. KEY INFORMATION
====================================================== ============================================================================

Name of person dealing (Note 1)                        The Royal Bank of Scotland plc (a  wholly-owned  subsidiary of The Royal Bank of Scotland Group plc)
====================================================== ============================================================================

Company dealt in                                       London Stock Exchange plc
====================================================== ============================================================================

Class of relevant security to which the dealings       Ordinary 0.058333 shares
being disclosed relate (Note 2)
====================================================== ============================================================================

Date of dealing                                        18/1/06
====================================================== ==============================================================================
2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

====================================================== ===================================== ========================================

                                                                       Long                                   Short
====================================================== ===================================== ========================================

                                                       Number (%)                            Number (%)
====================================================== ===================================== ========================================

(1) Relevant securities                                5,385,123 2.11
====================================================== ===================================== ========================================

(2) Derivatives (other than options)
====================================================== ===================================== ========================================

(3) Options and agreements to purchase/sell
====================================================== ===================================== ========================================

Total                                                  5,385,123 2.11
====================================================== ===================================== ========================================
         (b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

====================================================== ===================================== ========================================

Class of relevant security:                                            Long                                   Short
====================================================== ===================================== ========================================

                                                       Number (%)                            Number (%)
====================================================== ===================================== ========================================

(1) Relevant securities
====================================================== ===================================== ========================================

(2) Derivatives (other than options)
====================================================== ===================================== ========================================

(3) Options and agreements to purchase/sell
====================================================== ===================================== ========================================

Total
====================================================== ===================================== ========================================
(c) Rights to subscribe (Note 3)

====================================================== ==============================================================================

Class of relevant security:                            Details
====================================================== ==============================================================================

====================================================== ==============================================================================
3. DEALINGS (Note 4)

(a) Purchases and sales
============================================ ========================================= ===========================================

Purchase/sale                                Number of securities                      Price per unit (Note 5)
============================================ ========================================= ===========================================

Purchase                                     250,000                                   6.5904
============================================ ========================================= ===========================================
(b) Derivatives transactions (other than options)
=========================== =========================== ======================================== ====================================

Product name,               Long/short (Note 6)         Number of securities (Note 7)    Price per unit (Note 5)
e.g. CFD
=========================== =========================== ======================================== ====================================

=========================== =========================== ======================================== ====================================
(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying
========================= ================== ======================= ============ ================ ============ ==================

Product name,             Writing,           Number of securities    Exercise     Type, e.g.       Expiry       Option money
                          selling,           to which the option                  American,
                          purchasing,        relates (Note 7)                 European etc.
e.g. call option          varying etc.                               price                         date         paid/received
                                                                                                                per unit(Note
                                                                                                                5)
========================= ================== ======================= ============ ================ ============ ==================

(ii) Exercising
============================================ ========================================= ===========================================

Product name, e.g. call option               Number of securities                      Exercise price per unit (Note 5)
============================================ ========================================= ===========================================

(d) Other dealings (including new securities) (Note 4)

============================================ ========================================= ===========================================

Nature of transaction (Note 8)               Details                             Price per unit (if applicable) (Note 5)
============================================ ========================================= ===========================================

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives
=====================================================================================================================================

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.
=====================================================================================================================================

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure                                                            19/1/06
============================================================================= =======================================================
Contact name                                                                  Richard Hopkins
============================================================================= =======================================================
Telephone number                                                              020 7714 4459
============================================================================= =======================================================
If a connected EFM, name of offeree/offeror with which connected              N/A
============================================================================= =======================================================

If a connected EFM, state nature of connection (Note 10)               N/A
============================================================================= =======================================================

     Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at
www.thetakeoverpanel.org.uk

Enclosure No. 8

Publication of Supplementary Prospectus

The following supplementary prospectus has been approved by the UK Listing
Authority and is available for viewing:

Supplementary Prospectus for The Royal Bank of Scotland plc Issue of
Eur10,000,000 Index-Linked Interest Notes (to be consolidated and form a single series with the Eur55,000,000 Index-Linked Interest Notes) due October 2017,
linked to the International Life Settlements Index issued under the
GBP35,000,000,000 Euro Medium Term Note Programme

To view the full document, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/2063x_-2006-1-19.pdf

A copy of the Supplementary Prospectus is also available to the public for inspection at the UK Listing Authority's Document Viewing Facility, 25 The North
Colonnade, Canary Wharf, London E14 5HS.

For further information, please contact:

Ron Huggett

Director, Capital Management

The Royal Bank of Scotland Group plc

5th Floor

280 Bishopsgate

London EC2M 4RB

TEL:     020 7085 4925

FAX:     020 7293 9966

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Supplementary Prospectus (and the Prospectus to which it relates) may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus)
only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus and the Supplementary Prospectus is not addressed. Prior to relying on the information contained in the Prospectus and the Supplementary Prospectus, you
must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

Enclosure No. 9

                                          FORM 8.3
                       DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
                                 (Rule 8.3 of the City Code on Takeovers and Mergers)
1. KEY INFORMATION
====================================================== ==============================================================================

Name of person dealing (Note 1)                    The Royal Bank of Scotland plc (a  wholly-owned  subsidiary of The Royal Bank of Scotland Group plc)
====================================================== ==============================================================================

Company dealt in                                       London Stock Exchange plc
====================================================== ==============================================================================

Class of relevant security to which the dealings       Ordinary 0.058333 shares
being disclosed relate (Note 2)
====================================================== ==============================================================================

Date of dealing                                        19/1/06
====================================================== ==============================================================================
2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

====================================================== ========================================= ====================================

                                                                         Long                                   Short
====================================================== ========================================= ====================================

                                                       Number              (%)                   Number (%)
====================================================== =================== ===================== ====================================

(1) Relevant securities                                5,485,123           2.15
====================================================== =================== ===================== ====================================

(2) Derivatives (other than options)
====================================================== =================== ===================== ====================================

(3) Options and agreements to purchase/sell
====================================================== =================== ===================== ====================================

Total                                                  5,485,123           2.15
====================================================== =================== ===================== ====================================
         (b) Interests and short positions in relevant  securities of the company,  other than the class dealt in (Note 3)

====================================================== ===================================== ========================================

Class of relevant security:                                            Long                                   Short
====================================================== ===================================== ========================================

                                                       Number (%)                            Number (%)
====================================================== ===================================== ========================================
====================================================== ===================================== ========================================

(1) Relevant securities
====================================================== ===================================== ========================================

(2) Derivatives (other than options)
====================================================== ===================================== ========================================

(3) Options and agreements to purchase/sell
====================================================== ===================================== ========================================

Total
====================================================== ===================================== ========================================

(c) Rights to subscribe (Note 3)

====================================================== ==============================================================================

Class of relevant security:                            Details
====================================================== ==============================================================================

====================================================== ==============================================================================
3. DEALINGS (Note 4)

(a) Purchases and sales
=========================================== ======================================== ===========================================

Purchase/sale                               Number of securities                     Price per unit (Note 5)
=========================================== ======================================== ===========================================

Purchase                                    100,000                                  6.6853
=========================================== ======================================== ===========================================

(b) Derivatives transactions (other than options)

=========================== =========================== ======================================== ====================================

Product name,               Long/short (Note 6)         Number of securities (Note 7)     Price per unit(Note 5)
e.g. CFD
=========================== =========================== ======================================== ====================================

=========================== =========================== ======================================== ====================================

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying
======================== ================== ====================== ============ ================ =========== ===================

Product name,            Writing,           Number of securities   Exercise     Type, e.g.       Expiry      Option money
                         selling,           to which the option                 American,
                         purchasing,        relates (Note 7)                    European etc.
e.g. call option         varying etc.                              price                         date        paid/received per
                                                                                                             unit (Note 5)
======================== ================== ====================== ============ ================ =========== ===================

(ii) Exercising
=========================================== ======================================== ===========================================

Product name, e.g. call option              Number of securities                     Exercise price per unit (Note 5)
=========================================== ======================================== ===========================================

=========================================== ======================================== ===========================================

(d) Other dealings (including new securities) (Note 4)

=========================================== ======================================== ===========================================

Nature of transaction (Note 8)              Details                            Price per unit (if applicable) (Note 5)
=========================================== ======================================== ===========================================

4. OTHER INFORMATION
Agreements, arrangements or understandings relating to options or derivatives
=====================================================================================================================================

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.
=====================================================================================================================================

Is a Supplemental Form 8 attached? (Note 9)NO
============================================================================= =======================================================

Date of disclosure                                                            20/1/06
============================================================================= =======================================================

Contact name                                                                  Richard Hopkins
============================================================================= =======================================================

Telephone number                                                              020 7714 4459
============================================================================= =======================================================

If a connected EFM, name of offeree/offeror with which connected              N/A
============================================================================= =======================================================

If a connected EFM, state nature of connection (Note 10)                      N/A
============================================================================= =======================================================

     Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at
www.thetakeoverpanel.org.uk

Enclosure No. 10

Publication of Final Terms

The following Final Terms are available for viewing:

Final Terms for The Royal Bank of Scotland plc's GBP250,000,000 4.50 per cent. Notes due January 2009 (the "Notes")
issued under its GBP35,000,000,000 Medium-Term Note Programme (the "Programme")

The Final Terms contain the final terms of the Notes and must be read in conjunction with the Prospectus dated 12
August 2005 and the supplemental Prospectuses dated 30 September 2005 and 6 January 2006 respectively (together, the
"Prospectus") relating to the Programme, which constitutes a base prospectus for the purposes of the Prospectus
Directive.

To view the full document, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/2439x_-2006-1-20.pdf

A copy of the Final Terms and the Prospectus to which they relate are also available to the public for inspection at the UK Listing Authority's Document Viewing Facility, 25 The North Colonnade, Canary Wharf, London E14 5HS.
For further information, please contact:

Ron Huggett
Director, Capital Management
The Royal Bank of Scotland Group plc
5th Floor
280 Bishopsgate
London EC2M 4RB

TEL: 020 7085 4925
FAX: 020 7293 9966

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Final Terms (when read together with the information in the
Prospectus) may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Final Terms and the Prospectus is not addressed. Prior to relying on the information contained in the Final Terms and the Prospectus, you must ascertain from the Prospectus whether or not you are one of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

END

Enclosure No. 11

                                          FORM 8.3
                       DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
                                 (Rule 8.3 of the City Code on Takeovers and Mergers)
1. KEY INFORMATION
====================================================== ==============================================================================

Name of person dealing (Note 1)                    The Royal Bank of Scotland plc (a  wholly-owned  subsidiary of The Royal Bank of Scotland Group plc)
====================================================== ==============================================================================

Company dealt in                                       London Stock Exchange plc
====================================================== ==============================================================================

Class of relevant security to which the dealings       Ordinary 0.058333 shares
being disclosed relate (Note 2)
====================================================== ==============================================================================

Date of dealing                                        20/1/06
====================================================== ==============================================================================
2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE
(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

====================================================== ===================================== ========================================

                                                                       Long                                   Short
====================================================== ===================================== ========================================

                                                       Number           (%)                  Number (%)
====================================================== ================ ==================== ========================================

(1) Relevant securities                                5,135,123        2.01
====================================================== ================ ==================== ========================================

(2) Derivatives (other than options)
====================================================== ================ ==================== ========================================

(3) Options and agreements to purchase/sell
====================================================== ================ ==================== ========================================

Total                                                  5,135,123        2.01
====================================================== ================ ==================== ========================================
         (b) Interests and short positions in relevant  securities of the company,  other than the class dealt in (Note 3)

====================================================== ===================================== ========================================

Class of relevant security:                                            Long                                   Short
====================================================== ===================================== ========================================

                                                       Number (%)                            Number (%)
====================================================== ===================================== ========================================

(1) Relevant securities
====================================================== ===================================== ========================================

(2) Derivatives (other than options)
====================================================== ===================================== ========================================

(3) Options and agreements to purchase/sell
====================================================== ===================================== ========================================

Total
====================================================== ===================================== ========================================
(c) Rights to subscribe (Note 3)

====================================================== ==============================================================================

Class of relevant security:                            Details
====================================================== ==============================================================================

====================================================== ==============================================================================
3. DEALINGS (Note 4)

(a) Purchases and sales
============================================ ========================================= ===========================================

Purchase/sale                                Number of securities                      Price per unit (Note 5)
============================================ ========================================= ===========================================

Sale                                         350,000                                   6.938189
============================================ ========================================= ===========================================
(b) Derivatives transactions (other than options)
=========================== =========================== ======================================== ====================================

Product name,               Long/short (Note 6)      Number of securities (Note 7)     Price per unit (Note 5)
e.g. CFD
=========================== =========================== ======================================== ====================================

=========================== =========================== ======================================== ====================================
(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying
========================= ================== ======================= ============ ================ ============ ==================

Product name,             Writing,           Number of securities    Exercise     Type, e.g.       Expiry       Option money
                          selling,           to which the option                  American,
                          purchasing,        relates (Note 7)                 European etc.
e.g. call option          varying etc.                               price                         date         paid/received
                                                                                                                per unit(Note
                                                                                                                5)
========================= ================== ======================= ============ ================ ============ ==================

========================= ================== ======================= ============ ================ ============ ==================
(ii) Exercising
============================================ ========================================= ===========================================

Product name, e.g. call option               Number of securities                      Exercise price per unit (Note 5)
============================================ ========================================= ===========================================

============================================ ========================================= ===========================================
(d) Other dealings (including new securities) (Note 4)

============================================ ========================================= ===========================================

Nature of transaction (Note 8)               Details                                   Price per unit (if applicable) (Note 5)
============================================ ========================================= ===========================================

4. OTHER INFORMATION
Agreements, arrangements or understandings relating to options or derivatives
=====================================================================================================================================

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.
=====================================================================================================================================

Is a Supplemental Form 8 attached? (Note 9)NO
============================================================================= =======================================================

Date of disclosure                                                            23/1/06
============================================================================= =======================================================

Contact name                                                                  Richard Hopkins
============================================================================= =======================================================

Telephone number                                                              020 7714 4459
============================================================================= =======================================================

If a connected EFM, name of offeree/offeror with which connected              N/A
============================================================================= =======================================================

If a connected EFM, state nature of connection (Note 10)                  N/A
============================================================================= =======================================================
     Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at
www.thetakeoverpanel.org.uk

Enclosure No. 12

Publication of Final Terms

The following Final Terms are available for viewing:

Final Terms for The Royal Bank of Scotland plc's £300,000,000 Floating Rate Notes due January 2009 (the "Notes") (to be consolidated and form a single series with the £1,000,000,000 Floating Rate Notes due January 2009, issued on 17 January 2006) under its £35,000,000,000 Euro Medium Term Note Programme (the "Programme")

The Final Terms contain the final terms of the Notes and must be read in conjunction with the Prospectus dated 12 August 2005 and the supplemental Prospectuses dated 30 September 2005 and 6 January 2006 respectively (together, the "Prospectus") relating to the Programme, which constitutes a base prospectus for the purposes of the Prospectus Directive.

To view the full document, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/5110x_-2006-1-26.pdf

A copy of the Final Terms and the Prospectus to which they relate are also available to the public for inspection at the UK Listing Authority's Document Viewing Facility, 25 The North Colonnade, Canary Wharf, London E14 5HS.

For further information, please contact:

Ron Huggett
Director, Capital Management
The Royal Bank of Scotland Group plc
5th Floor
280 Bishopsgate
London EC2M 4RB

TEL: 020 7085 4925
FAX: 020 7293 9966

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Final Terms (when read together with the information in the Prospectus) may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Final Terms and the Prospectus is not addressed. Prior to relying on the information contained in the Final Terms and the Prospectus, you must ascertain from the Prospectus whether or not you are one of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 31 January 2006

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ H Campbell

Name: Title:	H Campbell Head of Group Secretariat